UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2011

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to

Commission File Number 001-13660

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEACOAST BANKING CORPORATION OF FLORIDA

815 COLORADO AVENUE

STUART, FL 34994

RETIREMENT SAVINGS PLAN FOR

EMPLOYEES OF SEACOAST NATIONAL BANK

FINANCIAL STATEMENTS

December 31, 2011 and 2010

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

Stuart, Florida

FINANCIAL STATEMENTS

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

 Retirement Savings Plan for Employees of

 Seacoast National Bank

Stuart, Florida

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Employees of Seacoast National Bank (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/Crowe Horwath LLP
South Bend, Indiana
June 26, 2012

1.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010

	2011	2010
ASSETS
Investments, at fair value (Note 4)
Mutual funds	$13,051,040	$13,388,797
Collective trusts	11,183,043	10,698,361
Company common stock	973,160	755,150
	25,207,243	24,842,308

Receivables
Employer contributions	210,780	223,076
Participant contributions	44,607	35,969
Notes receivable from participants	55,153	-
Accrued dividends and interest	14,398	13,517
	324,938	272,562

Cash	400	5,078

Total assets	25,532,581	25,119,948

LIABILITIES
Excess contributions	53,365	55,616

Total liabilities	53,365	55,616

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	25,479,216	25,064,332

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive contracts	(122,223)	(69,790)

NET ASSETS AVAILABLE FOR BENEFITS	$25,356,993	$24,994,542

See accompanying notes to financial statements.

2.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2011

Additions to net assets attributed to:
Investment income
Dividends and interest	$324,290
Net depreciation in fair value of investments (Note 4)	(233,927)
90,363

Interest income on notes receivable from participants	59

Contributions
Employer’s	341,071
Participants’	1,112,042
Rollover	6,180
1,459,293
Total additions	1,549,715

Deductions from net assets attributed to:
Benefits paid to participants	1,172,507
Administrative fees	14,757
Total deductions	1,187,264

Net increase	362,451

Net assets available for benefits
Beginning of year	24,994,542

End of year	$25,356,993

See accompanying notes to financial statements.

3.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Employees of Seacoast National Bank (the Plan) provides only general information. Eligible employees who participate should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act (ERISA) and was formed effective January 1, 1983. The Plan has subsequently been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service Regulations, permits employees to make salary deferrals, provide employer matching contributions and includes loan provisions under the Plan. The Plan is made available to all eligible employees of Seacoast National Bank, its subsidiaries and affiliates (the Bank) who have at least 90 days of service.

The Plan has contracted with Marshall & Ilsley Trust Company (M&I) to act as trustee and recordkeeper under the Plan and therefore M&I is a party in interest to the Plan. M&I was acquired by BMO Harris during 2011 and as a result certain funds had name changes during 2011. However, Marshall & Illsley Trust Company, N.A. issued these funds. The new name is used throughout the notes to the financial statements. Under the contract with M&I, Plan participants are offered a choice of various investment options and allowed to change their investment options daily.

The Plan offers 21 investment alternatives as follows:

BMO Employee Benefit Stable Principal Fund	BMO Diversified Stock Fund
BMO Short Intermediate Bond Fund	BMO Growth Balanced Fund
BMO Diversified Income Fund	BMO Target Retirement 2010 Fund
BMO Target Retirement 2020 Fund	BMO Target Retirement 2030 Fund
BMO Target Retirement 2040 Fund	BMO Target Retirement 2050 Fund
Dodge and Cox Stock Fund	Vanguard Institutional Index Fund
Allianz Agic Opportunity Fund	T Rowe Price Growth Stock Fund
PIMCO Total Return Fund	Westport Select Cap Fund
TIAA-Cref Institutional Mid Cap Value Fund	Janus Enterprise Fund
Delaware Small Cap Value Fund	BMO Prime Money Market Fund
Vanguard Total International Stock Index Fund

The Plan also allows individual participants to invest in common stock of Seacoast Banking Corporation of Florida (the Company), the parent company of the Bank.

Participant Accounts: Each participant’s account is credited with participant salary deferrals and an allocation of matching contributions, profit-sharing contributions and retirement contributions by the employer, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan.

(Continued)

4.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Contributions: Each participant may voluntarily contribute to the Plan up to a maximum of 75% of annual compensation. Effective for pay periods beginning on and after September 1, 2009, participants can also elect to make Roth 401(k) Contributions to the Plan by means of payroll deduction. Participant contributions were subject to an overall annual limitation of $16,500 for 2011. If a participant is eligible for the Plan and is age 50 or over, the participant is eligible to make an additional catch up contribution up to maximum IRS limits ($5,500 in 2011).

Employer Contributions: The Bank contributes 25% of the first 4% of base compensation that a participant contributes to the Plan.

Additional profit sharing amounts may be contributed at the option of the Company’s board of directors. Fifty percent (50%) of the profit sharing contribution is allocated to each eligible participant’s profit-sharing account in the same proportion that each participant’s compensation for the plan year bears to the total compensation of all participants for the plan year. The remaining 50% may, at the election of the participant, be distributed immediately to the participant in cash or be contributed to the Plan. No profit sharing contribution was authorized for the current Plan year.

The Plan provides for a discretionary retirement contribution by the Bank on behalf of each participant who completed at least 1,000 hours of service during the Plan year and who is employed on the last day of the Plan year or who had a termination of employment during the Plan year due to death, disability or retirement. For the year ended December 31, 2011, the Bank’s discretionary retirement contribution was 1% of eligible participant compensation.

Vesting: Participants are immediately vested in their voluntary contributions and the employer matching. Discretionary retirement and non-elective profit sharing contributions vest at a rate of 25% per year of service. However, if a participant retires, dies or becomes disabled the participant’s account becomes 100% vested.

Payment of Benefits: Withdrawals from the Plan may be made when the participant reaches age 59½, terminates employment, dies, becomes disabled or experiences financial hardship. Generally, vested Plan benefits not exceeding $1,000 are distributed to participants in a single lump-sum payment after employment with the Bank is terminated. If a terminated participant’s benefits exceed $1,000, the individual may elect to receive a rollover, lump sum payment or installments. If the terminated participant maintained a portion of their funds in the Company common stock, a portion of the distribution may be made in shares of common stock.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $20,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate as determined quarterly by M&I. Principal and interest are paid through payroll deductions.

Forfeitures: Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer’s contribution under the Plan. Forfeited amounts are used to reduce future employer contributions or administration expenses. The remaining balances of forfeitures available to offset future matching contributions and administrative expenses as of December 31, 2011 and 2010 were $12,186 and $9,583, respectively.

(Continued)

5.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Administrative Expenses: In addition to administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Bank.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Plan in preparation of the financial statements.

Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis in accordance with U. S. generally accepted accounting principles, and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Contributions: Participant contributions and employer matching contributions are recorded in the period during which the Bank makes payroll deductions from the participant’s earnings.

Investment Valuation and Income Recognition: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Payment of Benefits: Benefits are recorded when paid.

Excess Contributions: Refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan. Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferrals were made to the Plan.

Use of Estimates: The preparation of financial statements in conformity with United States (U.S.) generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Significant estimates are the valuation of investments held by the Plan. Actual results could differ from those estimates.

(Continued)

6.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The Plan invests in various investment securities including Company common stock. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

NOTE 4 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010 are as follows:

		2011		2010

Collect Trust
*	BMO Growth Balanced Fund, 118,015 and 125,208 participation units	$3,707,207		$3,978,012
*	BMO Employee Benefit Stable Principal Fund, 5,600,101 and 4,875,186 participation units (Contract values: 2011- $5,600,101; 2010- $4,944,976)	5,722,324		5,014,766

Mutual Funds
	Vanguard Institutional Index Fund, 54,832 and 55,252 shares	6,307,918		6,354,525
	T Rowe Growth Stock Fund, 32,353 and 42,347 shares	1,019,439	[1]	1,350,873
*	BMO Short Intermediate Bond Fund, 125,029 and 134,783 shares	1,269,041		1,323,566

*	Represents a party in interest to the Plan
[1]	Does not represent 5%, shown for comparative purposes only

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $233,927 as follows:

Company common stock	$58,555
Collective trusts	(79,916)
Mutual funds	(212,566)

$(233,927)

7.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 inputs) and gives the lowest priority to unobservable inputs (level 3 inputs). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:	Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of its investments.

Mutual funds and Company common stock: The fair values of mutual fund investments and Company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective trusts: The fair values of participation units held in collective trusts, other than stable value funds, are based on their net asset values, as reported by the fund managers as of the financial statement date and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objectives and underlying investments of the collective trusts, other than stable value funds, vary. The investment assets of the diversified income, growth balanced, and diversified stock funds consist of money market, stable principal, domestic and international bond, small, mid and large-capitalization domestic stock and international stock funds. The diversified fund will allocate a maximum of 30% and the growth balance fund will allocate between 50% and 70% of its assets to equity securities. The target retirement funds 2010, 2020, 2030, 2040 and 2050 portfolio may invest no more than 60%, 80%, 90%, 100% and 100%, respectively, of its portfolio in equity securities and will gradually reduce the equity exposure in the fund as participants reach the retirement date. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

(Continued)

8.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5 – FAIR VALUE MEASUREMENTS (Continued)

Stable value fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no notification requirements.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments are measured at fair value on a recurring basis, as summarized below:

	Fair Value Measurements
	at December 31, 2011
	Quoted Prices in	Significant
	Active Markets	Other
	for Identical	Observable
	Assets	Inputs
	(Level 1)	(Level 2)
Investments:
Seacoast Banking Corporation common stock	$973,160	$-
Mutual funds, categorized by nature of underlying investments:
Small, mid and large-cap growth funds	2,011,085	-
Mid, large and international multi-cap core funds	3,080,469	-
Small-cap value funds	273,544	-
S&P 500 index objective funds	6,307,918	-
Bond funds	1,337,629	-
Money market funds	40,395	-
Collective trusts, categorized by nature of underlying investments:
Stable value funds		5,722,324
Diversified income funds		413,934
Growth balanced funds		3,707,207
Diversified stock funds		738,925
Target date funds, 2010 to 2050		600,653

There were no transfers between levels in 2011.

(Continued)

9.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5 – FAIR VALUE MEASUREMENTS (Continued)

	Fair Value Measurements
	at December 31, 2010
	Quoted Prices in	Significant
	Active Markets	Other
	for Identical	Observable
	Assets	Inputs
	(Level 1)	(Level 2)
Investments:
Seacoast Banking Corporation common stock	$755,150	$-
Mutual funds, categorized by nature of underlying investments:
Small, mid and large-cap growth funds	2,542,308	-
Mid and international multi-cap core funds	1,570,715	-
Mid-cap value funds	1,563,660	-
S&P 500 index objective funds	6,354,525	-
Bond funds	1,323,566	-
Money market funds	34,024	-
Collective trusts, categorized by nature of underlying investments:
Stable value funds		4,944,976
Diversified income funds		370,314
Growth balanced funds		3,978,012
Diversified stock funds		867,796
Target date funds, 2010 to 2050		537,261

There were no transfers between levels in 2010.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated March 26, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and therefore is exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of collective trust accounts managed by Marshall & Ilsley Trust Company, N.A., the Plan trustee, and mutual funds managed by Marshall & Ilsely Corporation, which qualify as party-in-interest investments. The Plan’s payments of trustee fees to Marshall & Ilsley Trust Company qualify as party-in-interest transactions. The Plan also holds shares of Seacoast Banking Corporation of Florida (Company), the parent company of the Bank, common stock. At December 31, 2011 and 2010, the plan held 640,237 and 517,226 shares, respectively, of the Company’s common stock with a market value of $973,160 and $755,150, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses of the Plan are paid directly by the Bank.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$25,356,993	$24,994,542
Excess contributions payable to participants	53,365	55,616

Net assets per the Form 5500	$25,410,358	$25,050,158

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2011 per the financial statements to the net income reported in the 2011 Form 5500:

Increase in net assets available for benefits per the financial statements	$362,451
Change in excess contributions payable	(2,251)

Net income per the Form 5500	$360,200

11.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	**Cost	Value

	Mutual funds
	Allianz Funds	Allianz Agic Opportunity Fund,
		8,926 shares		$177,262

	Westport Funds	Westport Select Cap Fund,
		30,195 shares		682,717

	Janus Funds	Janus Enterprise Fund,
		14,099 shares		814,383

	TIAA-Cref.	TIAA-Cref Institutional Mid Cap
		Value Fund, 48,557 shares		795,856

	T Rowe Price	T Rowe Price Growth Stock Fund,
		32,353 shares		1,019,439

	Vanguard Funds	Vanguard Total Intl. Stk. Index Fund Signal,
		28,675 shares		751,293

	Vanguard Funds	Vanguard Institutional Index Fund,
		54,832 shares		6,307,918

*	Marshall & Ilsley	BMO Short Intermediate Bond
		Fund, 125,029 shares		1,269,041

	Marshall & Ilsley	BMO Prime Money Market,
		40,395 shares		40,390

	Dodge & Cox	Dodge & Cox Stk Fd Com #145
		8,369 shares		850,603

	PIMCO Funds	PIMCO Total Return Fund,
		6,310 shares		68,588

	Delaware Funds	Delaware Small Cap Value,
		7,237 shares		273,544

*	Represents a party in interest to the Plan
**	Cost information is not required for participant-directed investments

12.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	**Cost	Value

	Collective trust
*	Marshall & Ilsley	BMO Employee Benefit Stable
	Trust Company, N.A.	Principal Fund 5,600,101 shares		$5,600,101

*	Marshall & Ilsley	BMO Diversified Income Fund,
	Trust Company, N.A.	15,011 shares		413,934

*	Marshall & Ilsley	BMO Growth Balanced Fund,
	Trust Company, N.A.	118,015 shares		3,707,207

*	Marshall & Ilsley	BMO Diversified Stock Fund,
	Trust Company, N.A.	22,382 shares		738,925

*	Marshall & Ilsley	BMO Target Retirement 2010
	Trust Company, N.A.	Portfolio, 722 shares		9,019

*	Marshall & Ilsley	BMO Target Retirement 2020
	Trust Company, N.A.	Portfolio, 14,024 shares		164,111

*	Marshall & Ilsley	BMO Target Retirement 2030
	Trust Company, N.A.	Portfolio, 28,517 shares		320,451

*	Marshall & Ilsley	BMO Target Retirement 2040
	Trust Company, N.A.	Portfolio, 8,675 shares		91,802

*	Marshall & Ilsley	BMO Target Retirement 2050
	Trust Company, N.A.	Portfolio, 1,378 shares		15,271

*	Company common stock
	Seacoast Banking
	Corporation of	Company common stock,
	Florida	640,237 shares		973,160

*	Participant loans
	Participant Loans	Interest rates ranging from 3.25% to 3.25%		55,153

				$25,140,173

*	Represents a party in interest to the Plan
**	Cost information is not required for participant-directed investments

13.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Retirement Savings Plan for Employees of Seacoast National Bank has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Retirement Savings Plan for Employees of Seacoast National Bank

Date:	June 28, 2012	By:	/s/ William R. Hahl
William R. Hahl
Retirement Savings Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm